Exhibit 12

Consolidated Natural Gas Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

.			Years Ended
	Nine Months Ended September 30, 2006	Twelve Months Ended September 30, 2006	2005	2004	2003	2002	2001

Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$1,233	$1,719	$872	$1,349	$1,022	$950	$604

Distributed income from unconsolidated investees, less equity in earnings	--	(3)	(5)	(5)	(14)	(16)	(6)

Fixed charges included in the determination of net income	238	300	245	190	169	168	170
Total earnings, as defined	$1,471	$2,016	$1,112	$1,534	$1,177	$1,102	$768

Fixed charges, as defined:
Interest charges	$272	$346	$285	$229	$223	$227	$181
Rental interest factor	15	21	18	17	13	11	11
Total fixed charges, as defined	$287	$367	$303	$246	$236	$238	$192

Ratio of Earnings to Fixed Charges	5.13	5.49	3.67	6.24	4.99	4.63	4.00